200 | Westpac GROUP

ASX ANNOUNCEMENT

25 March 2019

WESTPAC PROVIDES AN UPDATE ON PROVISIONS FOR CUSTOMER PAYMENTS AND RELATED COSTS EXPECTED TO BE INCURRED IN ITS 1H19 RESULTS

Westpac has today announced that its Cash earnings[1] in First Half 2019 will be reduced by an estimated $260 million due to provisions arising from further work on its customer remediation programs[2]. The provisions exclude any allowance for refunds to customers of authorised representatives[3] in relation to ongoing advice services fees which are still being determined. An update on authorised representatives is also set out below.

Westpac CEO Mr Brian Hartzer said: "A key priority is to deal with outstanding remediation issues and refund customers as quickly as possible.

"As part of our 'get it right put it right' initiative we are determined to fix these issues and stop these errors occurring again. We will continue to review our products and services to ensure they deliver the right outcomes for customers, and if necessary, make further provisions."

1H19 Provision estimates

Of the estimated $260 million impact on Cash earnings:

- Approximately 90% relate to issues identified in previous financial years.
- Around half of the provisions relate to the financial advice business while the remainder relate to business and consumer banking.
- The $260 million includes costs associated with implementing the remediation programs along with interest on fees to be refunded.

The key remediation items include:

- Customer refunds associated with certain ongoing advice service fees charged by the Group's salaried financial planners. The additional provisions reflect an increase in the estimated proportion of instances where records of financial advice were insufficient for the purposes of the remediation. As a result, the provision for this item has increased, bringing the estimated proportion of fees that will be refunded to around 28%[4].
- Refunds for certain consumer and business customers that had interest only loans that did not automatically switch, when required, to principal and interest loans.

---

1 Cash earnings is reported net profit adjusted for certain items to ensure they appropriately reflect profits available to ordinary shareholders. For further details please see page 41 of Westpac's Full Year 2018 Presentation and investor discussion pack.
2 Each remediation program has its own methodology. These methodologies and estimates may change over time as further facts emerge and may require additional provisions.
3 Authorised representatives are self-employed financial planners and planner groups operating under BT Financial Group's (BTFG) licences.
4 The 28% calculation excludes interest costs. Interest costs are estimated to increase the fee refunds by approximately 50%.

WESTPAC BANKING CORPORATION ABN 33 007 457 141

Westpac | bankSA | st.george | BT Financial Group | RAMS | Bank of Melbourne

• Refunds to certain business customers who were provided with business loans where they should have been provided with loans covered by the National Consumer Credit Protection Act. The Cash earnings impact of customer remediation provisions in Full Year 2017 and Full Year 2018 were $118 million and $281 million respectively. Progress on determining refunds for customers of authorised representatives In the Group’s 2018 Annual Report (in the contingent liabilities note (Note 31)), Westpac noted that it was working to estimate potential remediation costs where customers of authorised representatives paid ongoing service fees but no services were provided. Westpac is focused on identifying and making refunds to customers as soon as possible and will commence remediation in the Group’s Second Half 2019 for customers of authorised representatives still operating under BT Financial Group’s (BTFG) licences. Work is also underway to determine the extent of the services provided by authorised representatives who are no longer operating under BTFG’s licences, including those who have left the industry. This remediation program is more challenging, including because many of the authorised representatives’ files have been difficult to access. The following details provide some background to the authorised representatives issue: • Total fees received by authorised representatives from their customers in the period 2008 to 2018 were approximately $966 million. Within this total, fees received from customers by authorised representatives still operating under BTFG’s licences in the period 2008 to 2018 were approximately $437 million. For customers of authorised representatives, Westpac has not yet been able to finalise a reliable estimate of the proportion of fees that may need to be refunded. Interest on refunded fees and additional costs to implement this program will also need to be considered when determining any remediation provisions. • • • Westpac will be assessing provisioning requirements for authorised representatives as part of its 1H19 results. This will be based on information available at that time. FURTHER ENQUIRIES Media enquiries: David Lording Head of Media Relations M. 0419 683 411 Investor Relations: Andrew Bowden Head of Investor Relations T. 02 8253 4008 M. 0438 284 863 2